UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*
The Stallion Group
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

24778R209
(CUSIP Number of Class of Securities)

Douglas N. Bolen
Chief Executive Officer
Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N4
(866) 355-3644

With copies to:
Chad J. Wiener
Quarles & Brady LLP
411 E. Wisconsin Avenue, Suite 2040
Milwaukee, Wisconsin 53202-4497
(414) 277-5409

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        24778R209

1	NAMES OF REPORTING PERSONS: Delta Oil & Gas, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 91-2102350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 58,635,139 shares
	8	SHARED VOTING POWER: -0- shares
	9	SOLE DISPOSITIVE POWER: 58,635,139 shares
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 58,635,139 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of The Stallion Group, a Nevada corporation (“Stallion”). The address of the principal offices of Stallion is 604-700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

Item 2. Identity and Background.

     (a)      This Schedule 13D is being filed by Delta Oil & Gas, Inc., a Colorado corporation (“Delta” or the “Reporting Person”).

(b)      The address of the principal executive office of Delta is 2600 144 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N4. The business address of each of the directors and officers of Delta is set forth on Schedule A.

      (c)      Delta is a company engaged in the exploration, development, acquisition and operation of oil and gas properties. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Delta, as of the date hereof.

      (d) and (e)      During the last five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      Delta is a Colorado corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3. Source and Amount of Funds or Other Consideration.

     To fund the acquisition of the Common Stock, Delta issued approximately 19,545,026 shares of common stock and paid $46,908 in cash. Each common share of Stallion is exchangeable for 0.333333 of Delta’s common shares and $0.0008 in cash. Each exchanged Common Share of Stallion has the rights, privileges, restrictions and conditions described in the prospectus filed pursuant to Rule 424(b)(3) by the Reporting Person on February 9, 2009 (File No. 333-153880), as amended and supplemented by Prospectus Supplement No. 1 filed on March 16, 2009 and Prospectus Supplement No. 2 filed on March 17, 2009 (collectively, the “Prospectus”), and in the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery.

Item 4. Purpose of the Transaction.

     On February 9, 2009, the Reporting Person commenced a tender offer (the “Offer”) for all of the outstanding shares of Common Stock in exchange for 0.333333 of Delta common shares plus $0.0008 in cash for each outstanding share of Common Stock upon the terms and subject to the conditions set forth in the Prospectus. On March 27, 2009, the Reporting Person announced that it had instructed the depository to accept for purchase all shares of Common Stock validly tendered and not withdrawn. At that time, based on information provided to the Reporting Person by the depository, 19,545,026 shares of the Common Stock had been validly tendered and not withdrawn in connection with the Offer. As of March 27, 2009, Delta owned 58,635,139 shares of Common Stock, which represents approximately 80% of the shares of Common Stock issued and outstanding as of March 27, 2009.

     Delta intends to operate Stallion’s business in substantially the manner in which it is currently conducted following the consummation of the proposed transaction.  Because of potential adverse tax consequences, Delta has no present intention of following up this tender offer with a merger, consolidation, reorganization, or similar transaction with Stallion.

     The Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Person intends to cause all necessary steps to occur in order to effect such termination of registration.  Among the effects of termination of registration is causing the Common Stock to cease to be authorized for quotation on the over-the-counter bulletin board, an inter-dealer quotation system of a registered national securities association.

     Except as described above, the Reporting Person does not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) and (b)      The Reporting Person has (i) beneficial ownership and (ii) power to vote or direct the vote of 19,545,026 shares of the Common Stock, or approximately 80% of the shares of Common Stock issued and outstanding as of March 27, 2009.

     (c)      Kulwant Sandher tendered 762,500 shares of Common Stock in connection with the Offer.  Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Person, any person referred to in Schedule A has effected any transaction in the Common Stock during the past 60 days.

     (d) and (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A to this Schedule 13D or between such persons and any other person with respect to the securities of Stallion, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, pledge or the giving or withholding of proxies.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2009

Delta Oil & Gas, Inc.
By:	/s/ Douglas N. Bolen
	Name:	Douglas N. Bolen
	Title:	Chief Executive Officer and Director

Schedule A

Delta Oil & Gas, Inc.

Principal Business
or Present
Principal
Occupation or
Name & Principal Position	Business Address	Citizenship	Employment
Douglas N. Bolen President, Chief Executive Officer, Principal Executive Officer & Director	2600 144 4th Avenue S.W. Calgary, Alberta, Canada T2P3N4	Canada	President, Chief Executive Officer, Principal Executive Officer & Director of Delta Oil & Gas, Inc.
Kulwant Sandher Chief Financial Officer and Principal Financial Officer	2600 144 4th Avenue S.W. Calgary, Alberta, Canada T2P3N4	Canada	Chief Financial Officer and Principal Financial Officer of Delta Oil & Gas, Inc.